UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 11-K

(Mark One)

[X]	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 For the fiscal year ended December 31, 2011

OR

[ ]	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 For the transition period from _______________ to _________________

Commission File Number: 0-21660

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

PAPA JOHN'S INTERNATIONAL, INC. 401(k) PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PAPA JOHN’S INTERNATIONAL, INC.
2002 Papa John’s Boulevard
Louisville, Kentucky  40299-2367
(502) 261-7272

Papa John’s International, Inc. 401(k) Plan

Financial Statements and Schedule

Years ended December 31, 2011 and 2010

Exhibit 23 – Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

401(k) Plan Committee
Papa John’s International, Inc. 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of the Papa John’s International, Inc. 401(k) Plan (the Plan) as of December 31, 2011 and 2010, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The accompanying supplementary schedule of assets (held at end of year) as of December 31, 2011, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplementary schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to auditing procedures applied in our audits of the basic financial statements and is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Mountjoy Chilton Medley LLP

Louisville, Kentucky
June 27, 2012

Papa John's International, Inc. 401(k) Plan

Statements of Net Assets Available for Benefits

	December 31,
	2011	2010

Assets
Investments at fair value:
Papa John's International, Inc. common stock	$1,609,136	$1,202,049
Mutual funds	4,891,038	6,839,500
Pooled separate accounts	11,317,966	17,295,350
Common collective trusts	9,500,044	2,057,479
Total investments	27,318,184	27,394,378

Receivables:
Contributions receivable from employer	389,553	-
Notes receivable from participants	1,219,357	1,118,698
Total receivables	1,608,910	1,118,698

Net assets available for benefits at fair value	28,927,094	28,513,076

Adjustments from fair value to contract value for fully
benefit-responsive investment contracts	(53,364)	(41,182)
Net assets available for benefits	$28,873,730	$28,471,894

See accompanying notes.

Papa John's International, Inc. 401(k) Plan

Statements of Changes in Net Assets Available for Benefits

	Year ended December 31,
	2011	2010

Additions (deductions):
Investment income:
Net (depreciation) appreciation in fair value of investments	$(156,157)	$3,308,211
Interest and dividend income	214,595	208,360
Total investment income	58,438	3,516,571

Contributions:
Participant	2,341,407	2,375,485
Rollover	23,839	315,703
Employer	389,553	340
Total contributions	2,754,799	2,691,528

Benefits paid to participants	(2,301,957)	(2,118,640)
Administrative fees	(109,444)	(101,356)
Net increase	401,836	3,988,103
Net assets available for benefits at beginning of year	28,471,894	24,483,791
Net assets available for benefits at end of year	$28,873,730	$28,471,894

See accompanying notes.

Papa John’s International, Inc. 401(k) Plan

Notes to Financial Statements

December 31, 2011 and 2010

1.  Description of Plan

The following description of the Papa John’s International, Inc. 401(k) Plan (the “Plan”) provides general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.

General
Papa John’s International, Inc. (the “Company”) established the Plan on October 1, 1995. The Plan is a defined contribution plan available to all eligible employees of the Company and its subsidiaries, who have attained the age of twenty-one and have completed one year of service as defined by the Plan. Highly compensated employees, as defined by the Plan, are restricted from deferring contributions to the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

Contributions
Participants may voluntarily elect to contribute from 1 to 75 percent of annual eligible wages to their accounts within the Plan. Participant contributions are subject to Internal Revenue Code (“IRC”) limits. The Company may, at its discretion, make matching or profit sharing contributions to the Plan. The Company contributed, to participants actively employed on the last day of the 2011 Plan year, an amount equal to 25 cents for every dollar contributed by the participants up to a maximum of the first 6 percent of the participants’ eligible compensation contributed to the Plan. There were no Company contributions made for the 2010 plan year.

Participant Accounts
All contributions are allocated at the direction of the participant among selected investment funds. Each fund’s investment income or loss, less any investment management fee, is allocated to participants’ accounts based on their proportionate interest in the fund. The value of participant accounts will fluctuate with the market value of the securities in which the accounts are invested.

Papa John’s International, Inc. 401(k) Plan

Notes to Financial Statements (continued)

1.  Description of Plan (continued)

Vesting
Participant contributions and the earnings on those contributions are immediately vested to the participant. Company discretionary contributions and related earnings vest subject to a five-year graded vesting schedule which is based on years of vesting service. To receive vesting service for a Plan year, a participant must have completed at least 1,000 hours of service during the Plan year.

Payment of Benefits
Vested account balances are payable upon retirement, death or disability, or termination of employment. In-service distributions are also permitted upon meeting certain requirements as defined by the Plan.

Notes Receivable from Participants
Eligible participants may borrow from their accounts a minimum loan amount of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. The loans are secured by the balance in the participant’s account and bear interest at a fixed rate equal to the prevailing market rate at the time of the loan. The loans are measured at their unpaid principal balance plus any accrued but unpaid interest.

Forfeitures
Forfeited balances of terminated participants' non-vested accounts are used to reduce future Company contributions. Forfeitures of approximately $34,000 were used to reduce the amount of the employer matching contributions receivable as of December 31, 2011.  Forfeited amounts approximated $32,000 and $24,000 at December 31, 2011 and 2010, respectively.

Administrative Expenses
Administrative expenses of the Plan are paid by the Plan participants.

2.  Significant Accounting Policies

Basis of Accounting
The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Papa John’s International, Inc. 401(k) Plan

Notes to Financial Statements (continued)

2.  Significant Accounting Policies (continued)

Contributions
Contributions from participants are recorded when the Company makes payroll deductions. Discretionary employer contributions are determined, funded and recorded annually. Contributions receivable represent amounts not yet deposited into the participants’ individual accounts.

Valuation of Investments and Income Recognition
The Plan’s investments are stated at fair value (see Note 3).  Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

Investment contracts considered benefit-responsive held by a defined-contribution plan are required to be reported at fair value, even though contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  The Plan invests in a stable value fund with Principal Life Insurance Company (“Principal”), which is a benefit-responsive investment contract, held in a common collective trust fund.  As required, the Statements of Net Assets Available for Benefits present the fair value of the investment contract as well as the adjustment of the investment contract from fair value to contract value. The Statements of Changes in Net Assets Available for Benefits are prepared on a contract value basis.

The Plan presents in the accompanying Statements of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Management fees and operating expenses charged to the Plan for investments in mutual funds are deducted from income earned on a daily basis and are not separately reflected.  Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Use of Estimates
The preparation of financial statements in conformity with GAAP requires the Plan’s management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. Actual results could differ from those estimates.

Papa John’s International, Inc. 401(k) Plan

Notes to Financial Statements (continued)

2.  Significant Accounting Policies (continued)

Recent Accounting Pronouncements
In January 2010, the Financial Accounting Standards Board (“FASB”) issued guidance which expands the required disclosures about fair value measurements. In particular, this guidance requires (i) separate disclosure of the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements along with the reasons for such transfers, (ii) information about purchases, sales, issuances and settlements to be presented separately in the reconciliation for Level 3 fair value measurements, (iii) fair value measurement disclosures for each class of assets and liabilities and (iv) disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements for fair value measurements that fall in either Level 2 or Level 3. This guidance was effective for periods beginning after December 15, 2009 except for (ii) above which was effective for fiscal years beginning after December 15, 2010. The Plan adopted this guidance for the 2010 Plan year with no material impact on the Plan’s financial statements.

In September 2010, the FASB issued guidance requiring participant loans to be classified as notes receivable from participants, which are segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest. This guidance is effective for fiscal years ending after December 15, 2010, with early adoption permitted. The Plan adopted this guidance for the 2010 Plan year reclassifying participant loans as noted.

In May 2011, the FASB issued guidance which changes certain fair value measurement principles and enhances disclosure requirements, particularly for Level 3 fair value measurements. This guidance is effective for reporting periods beginning on or after December 15, 2011, and requires prospective application. The Plan will adopt the provisions of this guidance effective January 1, 2012. The adoption is not expected to have a material impact on the Plan’s financial statements.

Subsequent Events
Management evaluated subsequent events through the date the financial statements were issued and filed.  There were no subsequent events that required recognition or disclosure.

Papa John’s International, Inc. 401(k) Plan

Notes to Financial Statements (continued)

3.  Fair Value

The Accounting Standards Codification establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three-tier fair value hierarchy includes the following categories:

●
Level 1: Quoted market prices in active markets for identical assets or liabilities. An active market for the asset or liability is a market in which the transaction for the asset or liability occurs with sufficient frequency and volume to provide pricing information on an ongoing basis.

●	Level 2: Observable market-based inputs or unobservable inputs that are corroborated by market data, such as quoted prices for similar assets or liabilities or model-derived valuations.
●
Level 3: Unobservable inputs that are not corroborated by market data. These inputs reflect a company’s own assumptions about the assumptions a market participant would use in pricing the asset or liability.

The methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following is a description of the valuation methodologies used for the investments measured at fair value. There have been no changes in the methodologies used at December 31, 2011 and 2010.

Papa John’s International, Inc. common stock:
Papa John’s International, Inc. common stock is traded on The NASDAQ Global Select Market tier of The NASDAQ Stock Market under the symbol PZZA. The common stock is valued at its quoted market price at the daily close of NASDAQ on the last business day of the Plan year and is classified as a Level 1 investment.

Mutual funds:
Mutual funds are valued at quoted market prices in an exchange and active market and are classified as Level 1 investments.

Papa John’s International, Inc. 401(k) Plan

Notes to Financial Statements (continued)

3.  Fair Value (continued)

Pooled separate accounts:
Pooled separate accounts contain observable Level 1 quoted pricing inputs or quoted prices for similar assets in active or non-active markets. While some pooled separate accounts may have publicly quoted pricing inputs (Level 1), the account values of separate accounts are not publicly quoted and are therefore classified as Level 2 investments. The following categories are included in pooled separate accounts:

●	Large U.S. equity: Seeks to provide long-term growth of capital by primarily investing in companies with large market capitalizations.
●	Mid U.S. equity: Seeks to provide long-term growth of capital by primarily investing in companies with medium market capitalizations.
●	Small U.S. equity: Seeks to provide long-term growth of capital by primarily investing in companies with small market capitalizations.
●
International equity: Invests the majority of assets in securities of companies with small to medium market capitalizations that meet the following criteria: (1) principal place of business or principal office is located in emerging market countries or outside of the United States; (2) principal securities are traded in an emerging market or on a foreign exchange; and (3) derive 50 percent or more of their total revenue from goods or services produced in emerging market countries or produced or sold outside of the United States.

Common collective trusts:
The Principal Trust Income and Target Funds are held in common collective trust funds, which consist of investments in mutual funds, collective trusts and pooled separate accounts. These investments are valued at their net asset value per share as of the close of business on the valuation date. The net asset value is quoted on a private market that is not active; however, the unit price is based on the value of the underlying investment assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The Principal Trust Income Fund seeks current income and, as a secondary objective, capital appreciation. The Principal Trust Target Funds seek total return consisting of long-term growth of capital and current income, consistent with the investment strategy of an investor who expects to retire in a specific year.

Papa John’s International, Inc. 401(k) Plan

Notes to Financial Statements (continued)

3.  Fair Value (continued)

The stable value fund, held in a common collective trust fund, invests in conventional and synthetic guaranteed investment contracts (“GICs”) issued by life insurance companies, banks and other financial institutions with excess cash invested in cash equivalents. The objective of the stable value fund is to provide preservation of capital and relatively stable returns regardless of the volatility of the financial markets. The stable value fund is recorded in the accompanying financial statements at fair value. Fair value represents quoted market prices for synthetic GICs, while the fair value of conventional GICs is determined using a discounted cash flow methodology where the individual contract cash flows are discounted at the prevailing interpolated yield curve rate as of December 31, 2011 and December 31, 2010.

The common collective trusts are classified as Level 2 investments.

The Plan’s investments measured at fair value on a recurring basis were as follows as of December 31, 2011:

	December 31, 2011
	Fair Value Measurements
Description	Level 1	Level 2	Level 3	Total

Papa John’s International, Inc. common stock	$1,609,136	$-	$-	$1,609,136
Mutual funds:
Large U.S. equity	477,511	-	-	477,511
Small U.S. equity	1,311,204	-	-	1,311,204
Fixed Income	3,102,323	-	-	3,102,323
Pooled separate accounts:
Large U.S. equity	-	6,050,723	-	6,050,723
Mid U.S. equity	-	2,835,974	-	2,835,974
Small U.S. equity	-	285,312	-	285,312
International equity	-	2,145,957	-	2,145,957
Common collective trusts	-	9,500,044	-	9,500,044
Total investments	$6,500,174	$20,818,010	$-	$27,318,184

Papa John’s International, Inc. 401(k) Plan

Notes to Financial Statements (continued)
3.  Fair Value (continued)

The Plan’s investments measured at fair value on a recurring basis were as follows as of December 31, 2010:

	December 31, 2010
	Fair Value Measurements
Description	Level 1	Level 2	Level 3	Total

Papa John’s International, Inc. common stock	$1,202,049	$-	$-	$1,202,049
Mutual funds:
Large U.S. equity	2,551,030	-	-	2,551,030
Small U.S. equity	1,518,828	-	-	1,518,828
Fixed Income	2,769,642	-	-	2,769,642
Pooled separate accounts:
Large U.S. equity	-	4,357,870	-	4,357,870
Mid U.S. equity	-	3,106,702	-	3,106,702
Small U.S. equity	-	290,847	-	290,847
International equity	-	2,586,377	-	2,586,377
Balanced / Asset Allocation	-	6,953,554	-	6,953,554
Common collective trust	-	2,057,479	-	2,057,479
Total investments	$8,041,549	$19,352,829	$-	$27,394,378

4.  Investments

The Plan’s investments, including investments bought, sold and held during the year, (depreciated) appreciated in fair value during the years as follows:

	December 31,
	2011	2010

Common stock	$421,735	$182,223
Mutual funds	(15,664)	517,020
Pooled separate accounts	(124,586)	2,571,083
Common collective trusts	(437,642)	37,885
Net (depreciation) appreciation in fair value of investments	$(156,157)	$3,308,211

Papa John’s International, Inc. 401(k) Plan

Notes to Financial Statements (continued)

4.  Investments (continued)

Individual investments that represent 5 percent or more of the Plan’s net assets are as follows:

	December 31,
	2011	2010

Common stock:
Papa John’s International, Inc. common stock	$1,609,136	$1,202,049	*
Mutual fund:
American Funds Growth Fund of America	-	2,085,265
Pooled separate accounts:
Principal Capital Appreciation Separate Account	3,738,583	3,921,948
Principal Large-Cap Growth I Separate Account	1,865,814	-
Principal Mid-Cap Growth Separate Account	1,795,282	1,977,387
Principal Diversified International Separate Account	1,471,060	1,731,646
Principal LifeTime 2030 Separate Account	-	2,799,379
Common collective trusts:
Principal Trust Target 2020 Fund	1,583,581	-
Principal Trust Target 2030 Fund	2,738,701	-
Principal Trust Target 2040 Fund	1,466,306	-
Principal Stable Value Fund	2,348,444	2,057,479

*	Investment balance is less than 5 percent of the Plan’s net assets and is presented for comparison purposes only.

Papa John’s International, Inc. 401(k) Plan

Notes to Financial Statements (continued)

5.  Tax Status

Prior to January 1, 2009, the Plan had adopted a Non-Standardized Prototype Plan Document sponsored by Principal that obtained its latest determination letter on July 22, 2003, in which the Internal Revenue Service (“IRS”) stated that the Prototype Document, as then designed, was in compliance with the applicable requirements of the IRC. The Plan was restated on January 1, 2009 and it is the intent of Plan management to file for a determination letter in accordance with IRS submission guidance for individually designed plans. The Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2008.

6.  Transactions with Parties-in-Interest

Transactions in shares of Papa John’s International, Inc. (“Papa John’s”) common stock qualify as allowable party-in-interest transactions under the provisions of ERISA. The Plan held $1,609,136 and $1,202,049 of Papa John’s common stock at December 31, 2011 and 2010, respectively. During the years ended December 31, 2011 and 2010, the Plan had purchases of Papa John’s common stock of approximately $125,000 and $175,000 and sales of $139,000 and $158,000, respectively.

At December 31, 2011 and 2010, the Plan held units in various pooled separate accounts, target funds and a stable value fund of Principal, the Plan custodian. These transactions qualify as allowable party-in-interest transactions under the provisions of ERISA.

7.  Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Changes in Net Assets Available for Benefits.

Papa John’s International, Inc. 401(k) Plan

Notes to Financial Statements (continued)

8.  Reconciliation to the Form 5500

The following is a reconciliation of net assets available for benefits from the Form 5500, “Annual Return/Report of Employee Benefit Plan” (“Form 5500”), which is filed with the Department of Labor, to the financial statements:

	December 31,
	2011	2010

Net assets available for benefits per the Form 5500	$28,927,094	$28,513,076
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(53,364)	(41,182)
Net assets available for benefits per the financial statements	$28,873,730	$28,471,894

The following is a reconciliation of net income per the Form 5500 to net increase per the financial statements:

	December 31,
	2011	2010

Net income per the Form 5500	$414,018	$4,016,043
Change in adjustment from fair value to contract value for fully benefit-responsive investment contracts	(12,182)	(27,940)
Net increase per the financial statements	$401,836	$3,988,103

Schedule

Papa John's International, Inc. 401(k) Plan
Schedule of Assets (Held At End of Year)
Form 5500, Schedule H, Line 4i
EIN:  61-1203323, Plan Number:  001
December 31, 2011

Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment	Shares Held or Rate of Interest	Current Value

Common stock:
*Papa John’s International, Inc.	Common Stock	42,705 shares	$1,609,136

Mutual funds:
American Century Investments	Diversified Bond A Fund	109,235 shares	1,200,494
American Century Investments	Inflation Adjusted Bond A Fund	6,223 shares	78,966
Columbia Management Advisors	Small Cap Value A Fund	24,906 shares	974,074
Invesco AIM	Small Cap Growth R Fund	12,537 shares	337,130
Putnam Investment Management	Equity Income A Fund	31,813 shares	477,511
Franklin Advisors	U.S. Government Securities A Fund	79,325 shares	550,515
Franklin Advisors	High Income A Fund	655,849 shares	1,272,348
			4,891,038
Pooled separate accounts:
*Principal Life Insurance Company	Principal Capital Appreciation Separate Account	263,630 shares	3,738,583
*Principal Life Insurance Company	Principal Mid-Cap Growth Separate Account	83,749 shares	1,795,282
*Principal Life Insurance Company	Principal Diversified International Separate Account	28,543 shares	1,471,060
*Principal Life Insurance Company	Principal International Emerging Markets Separate Account	14,031 shares	674,897
*Principal Life Insurance Company	Principal Mid-Cap S&P 400 Index Separate Account	19,234 shares	472,474
*Principal Life Insurance Company	Principal Large-Cap S&P 500 Index Separate Account	8,430 shares	446,326
*Principal Life Insurance Company	Principal Small-Cap S&P 600 Index Separate Account	11,347 shares	285,312
*Principal Life Insurance Company	Principal Mid-Cap Value I Separate Account	16,067 shares	568,218
*Principal Life Insurance Company	Principal Large-Cap Growth I Separate Account	168,603 shares	1,865,814
			11,317,966
Common collective trusts:
*Principal Trust Company	Principal Trust Target 2010 Fund	37,889 shares	515,449
*Principal Trust Company	Principal Trust Target 2020 Fund	114,152 shares	1,583,581
*Principal Trust Company	Principal Trust Target 2030 Fund	191,537 shares	2,738,701
*Principal Trust Company	Principal Trust Target 2040 Fund	103,644 shares	1,466,306
*Principal Trust Company	Principal Trust Target 2050 Fund	55,476 shares	795,530
*Principal Trust Company	Principal Trust Income Fund	4,126 shares	52,033
*Union Bond & Trust Company	Principal Stable Value Fund	130,769 shares	2,348,444
			9,500,044

Participant Loans	4.25% to 9.25% per annum		1,219,357

			$28,537,541
                                $28,537,541
*Represents party-in-interest to the Plan.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PAPA JOHN’S INTERNATIONAL, INC. 401(k) PLAN

Date: June 27, 2012	/s/ Lance F. Tucker
Lance F. Tucker
Senior Vice President and Chief
Financial Officer

EXHIBIT INDEX

Exhibit Number	Description

23	Consent of Independent Registered Public Accounting Firm